Technology Hardware Entertainment Recreation

# Travelmate Robotics

## The first robot assistant and self moving suitcase.

TRAVELMATEROBOTICS.COM LAS VEGAS





*People have dreamed of having a robot assistant for over a 100 years. We share that dream.*

**Maximillian Kovtun** President @ Travelmate Robotics

### Why you may want to support us...

1. 1 billion+ potential market for consumer robotics.
2. Only robotic suitcase compliant with all airline regulations.
3. Patented robot assistant and proprietary movement system.
4. Awarded Best Product at the 2018 Travel Goods Show.
5. Over three thousand articles have been written about Travelmate Robotics as well as numerous accolades and glowing reviews.
6. A proprietary movement system that connects to all smartphones.

### Why investors ❤ us

WE'VE RAISED $751,661 SINCE OUR FOUNDING

**Peter Anders**
Investor



*I INVESTED, BECAUSE IS A GREAT PRODUCT, AND I WILL BUY SOON A TRAVELMATE WHEN I WILL TRAVEL.*

**Lidia Amariei**



*I travel for work, this would change and help so many people! Good luck!*

**Monica Silva**

SEE MORE

### The founder

MAJOR ACCOMPLISHMENTS



**Maximillian Kovtun**
President
*A part of IATA (International Air Transport Association) as a jury member for technological innovation. My educational background is a B.S. in Astronomy and an Associate's degree in English.*

### Downloads

managment3.pdf

# Story


TRAVELMATE ROBOT COMPANION & FUTURISTIC SUITCASE

### Invest in Travelmate Robotics

**Travelmate is an autonomous robot companion that is practical, innovative and brings the future to you.**

We believe Travelmate is the first all purpose consumer robot on the market and will usher in a new era of robotics for all. This robot allows for thousands of features, owing to an integrated ecosystem between your smartphone and your Travelmate robot. It's powered by a proprietary patented movement system, which utilizes artificial intelligence as well as machine learning to follow you wherever you go — this robot will get smarter the longer you use it.

We've created a robot assistant that can carry your stuff like a self moving suitcase and help make your everyday life more convenient. Travelmate robots will become a part of people's everyday lifestyles, just like smartphones have become an integral part of people's day to day lives.



We are on track for profitability this year and with your investment we can purchase long-lead-time inventory, and fulfill larger orders. Funds raised will also be used to purchase the necessary equipment for manufacturing, including necessary injection molds, long lead time inventory, and assembly equipment. We also require proprietary testing equipment, which will allow us to check units on a much quicker basis.

Currently, our company has a patent for the movement system, which covers all robots that connect to smartphones. The patent also covers the robotic suitcase elements. Our patent is registered via USPTO and in 154 additional countries. Travelmate has gotten extensive coverage worldwide via video news coverage, over 3,000 published articles and on social media. We've won numerous awards for our robot, including first place overall at the Travel Goods Show in 2018.



All you need is the suitcase and your smartphone, and Travelmate will follow you wherever you go. It's fully TSA compliant and IATA approved. It is the only robot suitcase allowed on all airlines. So whether you're at the airport, going to work or going to school, the Travelmate suitcase can help you carry luggage in a wide range of situations.

Thanks to smart features and our patented Follow Me system with built-in sensors, Travelmate can navigate large crowds and avoid common obstacles like people and furniture. It also moves vertically and horizontally with ease, and can carry another suitcase or other items on top when traveling autonomously in horizontal mode.


Introducing the First Robot Suitcase: Travelmate
Watch later
Share

We've worked on the Travelmate project for 3 years. Our team of experienced robotics engineers are passionate about integrating robots into the daily lives of people. In order to turn science fiction into reality, we set about making an accessible type of robot that everyone can use. Instead of something impractical and incredibly expensive, we wanted to make a robot form that can have as many uses as possible. That's why we decided that the suitcase is the perfect form factor. We designed Travelmate to have the functionality of a robot assistant and have it be able to carry your stuff for you.

When the first smartphones arrived on the market, most people didn't understand the point of having a phone that had a touch screen and did other things. Surely we don't need to tell you how big the smartphone market is now. People understand that a smartphone is a multipurpose supercomputer that fits into your pocket. Travelmate will do the same thing for consumer robotics by using a relatable and practical form (a self moving suitcase) to show people how robotics fits into their lives.

Travelmate is affordable and can already be purchased online. Our success from past crowdfunding efforts and pre-sales from distributors have helped us scale production, expand our team and establish distribution channels. We now wish to scale up manufacturing gradually to eventually make up to 100,000 units per month within a period of one year.


The Future of Travel: a Robot Suitcase called Travelmate
Watch later
Share

We are excited to bring robots of the future into the present with your help. So from all of us at Travelmate Robotics, we thank you very much for your support!

*"Our goal is for Travelmate to become the first widely available and affordable robot companion."*


SMARTER THAN SMART – IT'S A ROBOT COMPANION

**We are creating a new industry with robotic suitcases.**

With Travelmate we're not just innovating with an interesting new type of luggage; we believe that we're creating the first ever multi-purpose robot platform that is mass produced (like a Ford Model T version of R2-D2).





We have fitted all of the electronic, mechanical and plastic components of the robot into 5% of the total volume of Travelmate; leaving 95% of the robot free space!

## The Offering

**Investment**
$2/share | When you invest you are betting the company's future value will exceed $18M.

**Perks:**

**$250+** — If you invest $250, you will receive shares in the company.

**$1500+ --** If you invest $1500, you will receive a limited edition T-shirt, stickers and shares in the company.

**$2,500+** — If you invest $2,500, you will get a coupon for 10% off of any purchase on our website at travelmaterobotics.com. You will also receive all lower tier perks.

**$5,000+** — If you invest 5,000 you will get a coupon for 15% off of any purchase on our website. You will also receive all lower tier perks.

**$10,000+** — If you invest $10,000, you will receive 500 bonus shares in the company. You will receive a coupon for 20% off of any purchase on our website. You will also receive all lower tier perks.

**$50,000+** — If you invest $50,000, you will receive 3,000 bonus shares in the company. You will get a coupon for 50% off of any purchase on our website. You will also receive all lower tier perks.

**All perks occur after the offering is completed.*

## AHEAD OF THE GAME



What many startups fail to realize is that the hardest part is not the development of a prototype unit. It is actually the transitioning into and management of the mass production process. This is especially true for robotics.

There is a reason for why no other big suitcase company has even attempted to do what we are doing. It's because they simply can't do it and they don't have the manufacturing know how to do it. This problem is also evident in the general robotics industry. Most robots are still not mass-produced because of the level of sophistication that is required to make them.



We've been able to accomplish the transition into mass manufacturing partly because of our past experience in robotics and partly because of our experience in mass manufacturing. There are currently 12 factories that provide us with a total of 64 different electronic and mechanical Travelmate components. Three of which also do various stages of assembly for the product. In total, there are more than 80 components for Travelmate and more than 50 suppliers.



As you can imagine, this was an immense task to accomplish and it took us almost two years to develop relationships with our main and backup suppliers and manufacturers in China, Taiwan, Malaysia, Thailand, Czech Republic and Ukraine. This clearly sets us apart from other startups and most other new tech companies, as we have a solid manufacturing base that we can use to expand in order to meet demand.



## THE RIGHT SIZE AND WEIGHT FOR TRAVEL



There are currently three different suitcase models with 3 colors to choose from and come in a range of sizes from carry-on to large.

All are near the same weight as “regular” suitcases and each model includes a built-in scale that will accurately measure and display the weight of your suitcase’s contents so you’ll never have to worry about over-packing again. You can switch the units of measurements between kilograms and pounds via the Travelmate application.



## FEATURE RICH


ERGONOMIC HANDLE
2 USB PORTS
SPEAKER
CARRYING HANDLE
SMART LOCK
DIRECTION INDICATOR
AIRTRAX OMNI
BATTERY

**In addition to its fully autonomous horizontal and vertical modes, the Travelmate has a variety of useful features that other suitcases do not have:**

- Removable battery charged with wireless technology.

- The battery can charge almost all electronics through two USB ports and a USB type C port.

- Replaceable wheels, which allow you to put on different wheels for different environments. The standard wheels are all terrain. There will be multiple wheel types, including omni wheels and off road wheels.

- AI and machine learning

- Since the suitcase functions as a robot in practice, it uses AI and machine learning to optimize its movements.

- 4 hour battery life in full autonomous mode and up to 100 hours in stand-by mode (meaning when you are using it like a normal suitcase)

- Customizable multi-colored LED lighting with over 16 million different color variations
- Used to signal your suitcase's battery level. Customize or turn off through the Travelmate application
- Directional Indicators (similar to turn signals in cars) so you know where it's going
- Speakers to inform you of obstacles and suitcase's location (can be turned on or off)
- Use as external bluetooth speakers
- Customizable design
- Smart Lock System: You can unlock your suitcase with your smartphone
- Built-in scale
- Customizable interior. You will be able to replace the interior fabric inside with other types of materials. This is because you can unzip the internal fabric in the suitcase. These accessories will include different designs, colors and patterns.

## TSA COMPLIANT AND READY TO BOARD



Travelmate is fully TSA compliant and our suitcase sizes are standardized. The smallest Travelmate is carry-on-sized and fits the specifications of all major airlines' requirements for carry on specifications.



## WORD IS OUT AND SPREADING

Over 3,000 articles have been written about us and numerous awards/accolades (including best product at the Travel Goods Show for 2018). We believe in continuing our marketing strategy of growing our brand recognition and innovating to create more functionality with each Travelmate robot. We are synonymous with robotic luggage and will continue to have that advantage due to extensive continuing media coverage of our product.

Travelmate Robotics won overall first place at the 2018 Travel Goods Innovation Awards. This was for the Travel Goods Show, which is the largest convention for the Travel industry. We beat many industry heavyweights to get this award – this includes companies like Samsonite, Coach, Delsey, Tumi, Louis Vuitton, Rimowa and more.

In France, the Ministry of Culture and the Ministry of Innovation invited us to showcase our robot at the Cite des Sciences et de l'Industrie. This is the largest science and technology museum in France.

Consumer Technology Association™

We have great social media and press outreach which we will continue to utilize. You will also soon be seeing Travelmate roll across your small and large screens, on cable programs and upcoming studio films.

Travelmate Robotics has won numerous awards and has been featured worldwide in conventions, presentations and in museums. Our product is so innovative, that it has even been praised by numerous government organizations.


Travelmate won first place
at the Innovation Awards
hosted by the International
Travel Goods Show!

We were the biggest highlight at CES Las Vegas in 2018. Many articles came out to that effect, saying that this year, we were the biggest standout.

The government of Barcelona and the Tourism minister of Catalonia invited us to do a presentation in collaboration with Eurocat ( a non-profit organization). You can see that presentation over on our youtube channel

We did further presentations in South Korea, Japan, Italy and the United States.


Self Moving Robot Suitcase in Athens (IATA)
Watch later
Share
IATA


Robot Assistant and Autonomous Suitcase in Kuala Lumpur
Watch later
Share
TRAVELMATE
ROBOTICS
KUALA LUMPUR
MALAYSIA


Travelmate Robotic Assistant and Self Moving Suitcase at ...
Watch later
Share


Self Moving Robot Suitcase in Beverly Hills
Watch later
Share


Robot Suitcase in Barcelona Spain
Watch later
Share


Dancing Robot in Paris: Cité des sciences et de l'industrie
Watch later
Share

## THE MARKET

*A 1 billion plus potential market for robotic assistants and autonomous suitcases.

In the U.S. alone, the revenue for the regular suitcase and briefcase segment is expected to total (Statista, 2018) and is expected to grow annually by 0.3% (CAGR 2019-2023). But because our product is not just a suitcase, we are also in the consumer robotics market, which continues to grow as technology advances. According to Market Research Future, the global consumer robots market is estimated to generate a CAGR of 19.0 % to reach $17 billion during the forecast period ending 2023.

Our conservative estimate is that there is demand for at least 1 million robot suitcases based on market conditions and expressed interest from companies. Currently, we're the only robotic suitcase on the market that is allowed on all airlines and our movement system is patented.

We believe that we can meet this demand by expanding our manufacturing capabilities to produce more than 5,000 units per month. With this, we can tap into our existing user base of interested distributors around the world to take full advantage of this new market.


United
States
of America
TRAVELMATE
Robotics

## WHO NEEDS A TRAVELMATE?

Currently we are targeting travelers, early adopters of technology and robot enthusiasts between the ages of 25 – 50. We also expect the Travelmate to be used by the visually and physically impaired as well as social media influencers and content creators who need an ever-ready camera operator. But we hope to reach a larger consumer base in time.

When the iPhone was first announced, many didn't understand the point of it. A lot of people assumed it was just a phone that had a touch screen. Verizon refused to carry it in the United States because it didn't see a market for it. A mistake that Verizon isn't keen on repeating again. Of course now, Apple dominates the market that it created with modern smartphones. Most people can't live without smartphones and these little devices are portable supercomputers that fit into your pocket. We hope to do the same for robotics.

In order for robots to be adopted by the everyday consumer, they need to be versatile, adaptable and affordable—the polar opposite of robotics on the market today (especially single task robots used in manufacturing). The Travelmate robot is ideally suited for multiple different uses, including carrying your stuff. Our patented movement system uses artificial intelligence and connects to your smartphone to follow you. In fact, we own the patent for any robot that uses a phone to follow you. Since it is connected to your smartphone, it updates through the smartphone app as well.



This enables us to add thousands of features or 'apps within an app' for the Travelmate robot. One exciting feature that we're working on is with Amazon's Alexa voice assistant. Amazon has already approved us to use Alexa for our robot and this will allow users to have a portable robot voice assistant anywhere they go.

This feature requires an internet connection and makes it attractive for mobile companies to bundle their data plans with our product. Telecom companies are already interested in selling our robots. They can sell our robots through financing, just like they do with smartphones. Meaning that while they buy from us at wholesale price, they would sell to end users through a two-year contract with a small down payment (depending on the user's credit history).


Sky
one

And because a significant portion of mobile business income comes from mobile data and internet traffic usage, selling the first consumer robot assistant on the market with functionality that enables mobile data use, makes Travelmate a very attractive proposition. To clarify so that there isn't any potential confusion; Travelmate does not use or need an internet connection to follow you autonomously and fulfill its basic functionality. This is strictly an additional feature that can be added to the robot.

The Travelmate also has a built in sim card slot that all major telecom companies can utilize. So now Travelmate can be added to the data plan market space that is currently made up of phones, tablets and some smart watches.

## CURRENT AND FUTURE PROJECTS AT TRAVELMATE ROBOTICS

We plan to iterate with future versions of Travelmate on a yearly basis. Similar to how new flagship smartphones are introduced. We're also planning on introducing more accessories and covers for Travelmate.

On a long term basis, we are constantly improving and expanding the software functionality for Travelmate robots.

People can update their Travelmates through the included smartphone application. We are planning on implementing an update wherein users who opt in, can have their Travelmate's usage patterns recorded and sent to us. From there, a machine learning algorithm can sort that data on a massive scale to further improve the robot's autonomous functionality.

We are working on a few other consumer robotics projects that will be hitting the market within the next three years. Most of the details for these projects is under wraps and is confidential, so because of that, we are limited in what we can describe.

In general, two interesting new projects that we are developing are an autonomous golf trolley and a fully modular universal robotic platform with applications for the medical industry.

## KEY MILESTONES



Key milestones
Project start
Research and analysis
Conceptual development
Proof of concept prototype
Indiegogo campaign
Design development and feasibility
Begin of software and hardware platform development
Alpha & Beta testing of hardware and software platform prototypes
Release of Android & iOS Apps
Release of functional prototype
Presentation of the functional prototype during CES – 2018
Production of the revised functional prototype
Release of pre-production design
Pre-production launch
First pilot batch to key distributors and partners
Presentation during Mobile World Congress Americas 2018
First place at the Innovation Awards during International Travel Goods Show – 2018
Revision of the product mass production cost
Presentation during IATA's Global Airport & Passenger Symposium - 2018 in Athens
Anticipated expansion of assembly capacities to Malaysia due to complications between USA and China
Anticipated launch of Model (A) New Version
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2016
2017
2018
2019


## WHY WE NEED YOU

We are in a strong position in terms of our manufacturing stage. However, we need adequate financing to take care of mass manufacturing related costs. We need at least three months lead time for necessary inventory/equipment to arrive after being ordered. By raising equity, we can purchase the initial inventory necessary to take on larger orders.



EVOLUTION
BY
TRAVELMATE ROBOTICS


### In the Press

*Click to Read*

Important information to clarify some financial review data: where the data mentions 740k in debt, this means that this amount was used towards the development of the product. It is not a debt that the company owes. Likewise, where the financial review data mentions 120k for travel expenses, these funds were used to send our teams to 12 different suppliers in various countries.

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

We make a robotic assistant and self moving suitcase called Travelmate.

### Where will your company be in 5 years?

We want to be the leader in consumer robotics.

### Why did you choose this idea?

People have dreamed of having a robot assistant for over a 100 years. We share that dream.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The technology that allows this to be possible has only recently been developed. The internet changed our society and everyday lives. Smartphones enabled us to have a portable super computer at the tips of our fingers.

Robotics are already fundamentally changing the commercial and manufacturing industries. A similar thing will happen with consumer robotics and Travelmate is at the forefront of that.

### What is your proudest accomplishment?

Making the world's first robot assistant and self moving suitcase!

### How far along are you? What's your biggest obstacle?

We are in the mass manufacturing stage. We have 12 different suppliers as well as 2 assembly plants. We have spent 3 years developing these relationships and investing into the tooling equipment and testing equipment that is necessary for mass manufacturing.

### Who are your competitors? Who is the biggest threat?

We created this market and so we have no direct competitors. Travelmate is the only robotic assistant and self moving suitcase on the market. It is also the only robot suitcase that is approved on all airlines and compliant with IATA regulations.

Traditional mid to high end luggage brands like Tumi or Rimowa charge between 1200-1500 dollars for their suitcases. They are more expensive than our robots and they're just normal suitcases with no other functionality.

Other companies have developed prototypes for semi autonomous suitcases, but they are not approved on all airlines and are not yet mass produced. They are also very limited in their functionality and do not have multiple uses as a robotic assistant.

**What do you understand that your competitors don't?**

We're the only ones on the market with this type of product and our tech is patented. Our background is in robotics development and this has enabled us to create this type of product. We believe that it iss not only the first robot suitcase on the market, but also the first mass market all purpose robot on the market. We understand that practical robotics is the future.

**How will you make money?**

The simple answer is by selling the product! We have distributors who have expressed interest in our product in over 50 countries. In addition to direct sales, we will be able to sell large quantities through distributors. We are raising equity in order to be able to make larger quantities and subsequently fulfill larger orders.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?**

We have a lot of demand, but we need funds in order to fulfill this demand. There is a very large market for consumer robotics and it is untapped. In order for us to succeed, we simply need to raise the necessary capital that is required to purchase long lead time inventory -- this way we can take on and fulfill larger order of 1000+ units.

**What do you need the most help with?**

Financial help is what we need to transition to large volume manufacturing.

**What would you do with the money you raise?**

All of the funds will go towards the buying of necessary long lead time inventory and manufacturing equipment for larger orders.

# Financials

Travelmate Robotics has financial statements ending December 31 2019. Our cash in hand is $418,428.78, as of December 2019. Over the three months prior, revenues averaged $10,000/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $12,000/month.

## At a Glance

January 1 to December 31

**$0**
Revenue

**$397,644**
Net Profit

**$998,645** +2%
Short Term Debt

**$635,594**
Raised in 2019

**$418,429**
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

We make a robotic assistant and self moving suitcase called Travelmate.

We want to be the leader in consumer robotics.

### Milestones

Travelmate Robotics Inc. was incorporated in the State of Nevada in July 2016.

Since then, we have:

- 1 billion+ potential market for consumer robotics.

- Only robotic suitcase compliant with all airline regulations.

- Patented robot assistant and proprietary movement system.

- Awarded Best Product at the 2018 Travel Goods Show.

- Over three thousand articles have been written about Travelmate Robotics as well as numerous accolades and glowing reviews.

- A proprietary movement system that connects to all smartphones.

### Historical Results of Operations

Our company was organized in July 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $435,869, including $435,869 in cash. As of December 31, 2018, the Company had $45,971 in total assets, including $17,459 in cash.
- *Net Income.* The Company has had net income of $397,644 and net losses of $315,438 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $998,645 for the fiscal year ended December 31, 2019 and $979,414 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $115,967 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Travelmate Robotics Inc. cash in hand is $418,428.78, as of December 2019. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $12,000/month, for an average burn rate of $7,000 per month. Our intent is to be profitable in 3 months.

We are scaling up manufacturing because of a successful wefunder raise. The current pandemic has affected the supply chain and has had an outsize affect on the travel industry. However, we have been able to scale up within our deadlines. We are working on medical equipment robots and are looking at other ways to help people in this time of crisis.

Our strategy is straight forward. We will purchase the necessary equipment for manufacturing, including necessary injection molds, long lead time inventory, and assembly equipment. We also require proprietary testing equipment which will allow us to check units on a much quicker basis.

We plan to scale up manufacturing gradually. From 5,000 units per month to 100,000 units per month within a period of one year. We have other potential investor opportunities that we can explore.

Yes, we have interested investors who can provide additional capital. Since the end of the fiscal year, we have attained additional capital.

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

| Net Margin: | Gross Margin: | Return on Assets: |
|---|---|---|
| N/A | N/A | 91% |
| **Earnings per Share:** | **Revenue per Employee:** | **Cash to Assets:** |
| $0.04 | $0 | 100% |
| **Revenue to Receivables:** | **Debt Ratio:** | |
| ~ | 229% | |

Travelmate Robotics FS Dec 31 2018 2017.pdf

Travelmate Robotics Inc. Financial Statements- 2019 v4.pdf

# Risks

1. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of SAFE Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

2. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

3. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

4. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

5. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

6. Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Leonid Kovtun | Director @ Travelmate Robotics | 2016 |
| Taras Yermakov | Vice President @ Travelmate Robotics | 2016 |
| Maximillian Kovtun | President @ Travelmate Robotics Inc | 2016 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Maximillian Kovtun | President Vice President Secretary Treasurer | 2016 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Leonid Kovtun | 1,912,500 Class A | 25.5% |
| Leonid Ryzhenko | 2,600,000 Class B Stock | 25.5% |
| Taras Yermakov | 1,500,000 Class A and Class B | 20.0% |
| Maximillian Kovtun | 1,915,778 Class A and Class B | 25.5% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| 08/2019 | $635,594 | SAFE |
| 07/2018 | $73,037 | Loan |
| 10/2017 | $42,930 | Loan |

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| Maximillian Kovtun | 10/20/2017 | $42,930 | $42,930 | 0.0% | 01/21/2023 | Yes |
| Maximillian Kovtun | 07/10/2018 | $73,037 | $73,037 | 0.0% | 01/21/2023 | Yes |

### Related Party Transactions

| | |
|---|---|
| Name | Maximillian Kovtun |
| Amount Invested | $73,037 |
| Transaction type | Loan |
| Issued | 07/10/2018 |
| Outstanding principal plus interest | $73,037 as of 05/2019 |
| Interest | 0.0 per annum |
| Maturity | 01/21/2023 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | President |

*Loan I gave to the company with 0% interest.*

| | |
|---|---|
| Name | Maximillian Kovtun |
| Amount Invested | $42,930 |
| Transaction type | Loan |
| Issued | 10/20/2017 |
| Outstanding principal plus interest | $42,930 as of 05/2019 |
| Interest | 0.0 per annum |
| Maturity | 01/21/2023 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | President |

*Loan I gave to the company with 0% interest.*

### Use of Funds

$50,000 — 15% for research and development for new products, 62.5% for manufacturing (of our existing product lines), 5% for operations (office space, admin), 10% for marketing, 7.5% Wefunder intermediary fee

$1,070,000 — 10% for research and development for new products, 72.5% for manufacturing (of our existing product lines), 5% for operations (office space, admin), 5% for marketing, 7.5% Wefunder intermediary fee

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Class A | 7,500,000 | 7,500,000 | Yes |
| Class B | 2,500,000 | 1,500,000 | No |

### Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.